SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

April 15, 2014

VIA COURIER AND EDGAR

Re:	Vectrus, Inc. (f/k/a Exelis MSCO Inc.)
Amendment No. 1 to Registration
Statement on Form 10-12B
File No. 001-36341

Ms. Pamela Long

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Vectrus, Inc. (f/k/a Exelis MSCO Inc.) (the “Registrant” or “Vectrus”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission the above-referenced amendment (the “Amendment”) to the above-referenced registration statement (the “Registration Statement”), marked to show changes from the Registration Statement as filed on March 10, 2014. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

Furthermore, we are providing the following responses to your comment letter, dated April 4, 2014, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Amendment. The responses and information described below are based upon information provided to us by the Registrant. Capitalized terms used but not otherwise defined herein shall have the same meaning ascribed to them in the Registration Statement.

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General

1.	We note that you intend to file by amendment certain exhibits, including the company’s organizational documents and the material agreements related to the spinoff. We may have comments on these exhibits after they are filed. In addition, please tell us whether you intend to file these exhibits in final form prior to the effectiveness of the registration statement. In this regard, we note that with few exceptions, these exhibits have been listed in the “Form of.”

The Registrant acknowledges the Staff’s comment and advises the Staff that it intends to file as exhibits the Registrant’s organizational documents and material agreements related to the spin-off in substantially final form in a subsequent pre-effective amendment to the Registration Statement. These documents are expected to be effective or executed, as the case may be, following the effectiveness of the Registration Statement and prior to the distribution. The Registrant intends to file the effective versions of the organizational documents and the executed versions of the material agreements related to the spin-off as exhibits to one or more reports filed by the Registrant pursuant to the Securities Exchange Act of 1934, as amended, following the effectiveness of the Registration Statement.

Exhibits

2.	We note your disclosure on page 16 of the Information Statement that the Kuwait Base Operations and Security Support Services (K-BOSSS) contract for Camp Arifjan, Kuwait, the Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) contract, the Logistics Civilian Augmentation Program (LOGCAP) contract and the Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait) contract each accounted for more than 10% of your revenue, and collectively 67% of revenue, for the year ended December 31, 2013. Please tell us what consideration you have given to filing these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Registrant respectfully submits that it has and continues to evaluate its contracts and has concluded that none of its contracts, including the Kuwait Base Operations and Security Support Services (K-BOSSS) contract for Camp Arifjan, Kuwait, the Operations, Maintenance and Defense of Army Communications in Southwest Asia and Central Asia (OMDAC-SWACA) contract, the Logistics Civilian Augmentation Program (LOGCAP) contract and the Kuwait based Army Prepositioned Stocks-5 (APS-5 Kuwait) contract, is of the type that is required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) of Regulation S-K requires the filing of contracts not made in the ordinary course if they are “material” to the Registrant. If a contract is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such contract need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). Clause (B) of Item 601(b)(10)(ii) requires

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the filing of any contract “upon which the registrant’s business is substantially dependent.” Therefore, in the case of an ordinary course contract, even if such contract is material to the Registrant, such contract need not be filed unless the Registrant’s business is “substantially dependent” on such contract.

By way of background, the K-BOSSS, OMDAC-SWACA, LOGCAP and APS-5 Kuwait contracts are unrelated contracts that are individually negotiated and awarded, and relate to the provision by the Registrant of services to its customers. These contracts are of the kind that “ordinarily accompany” the Registrant’s business, which is to provide infrastructure asset management, logistics and supply chain management, and information technology and network communications services to its customers. These contracts are routinely awarded for a term, with or without options, after which the U.S. government typically holds a competition for the next term of the contract, and the scope of the contracts may increase or decrease over time. The contracts are generally funded incrementally or by task order and filing them gives the misleading perception that the Registrant’s business is substantially dependent on one or more of these individual contracts. In addition, because of the nature of how these contracts are awarded and funded, revenues fluctuate on a yearly basis. Further, these contracts are terminable by the U.S. government (or the prime contractor in the case in which the Registrant is the subcontractor) for convenience or due to congressional failure to appropriate necessary funds. While the Registrant’s overall relationships with its customers are indeed important to its business, there is, by design, nothing in the contracts that guarantees the continuity of these relationships. Further, the Registrant notes that substantially all of its contracts with the U.S. government (or with a prime contractor to the U.S. government) are competitively bid under government procurement regulations. The Registrant’s ability to obtain new or additional work from customers or its relationships with the U.S. government, therefore, do not substantially depend on these individual contracts.

Unlike certain other sections of the SEC’s rules and regulations, the “substantially dependent” standard does not apply a strict numerical requirement. For example, Item 101(c)(vii) of Regulation S-K requires the disclosure of the name and relationship of a customer to the extent such customer accounts for 10% or more of the registrant’s revenue. As such, in contrast to provisions such as the one in Item 101(c)(vii), the standard under clause (B) of Item 601(b)(10)(ii) is measured by qualitative tests as to whether the Registrant’s business is substantially dependent on a contract and the fact that any such contract accounts for more than 10% of the Registrant’s revenue, even if it significantly exceeds such levels, is not dispositive. The SEC has confirmed the narrow scope of “substantially dependent” by the illustrative examples, in such item, of “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials.” The language requiring the sale or purchase of “the major part”, not “a” major part, establishes a threshold for “substantially dependent” that is substantially higher than 10%, and approaching, if not meeting, a majority standard.

The regulatory history around Item 601(b)(10)(ii) reaffirms that only contracts of “extraordinary nature” are required to be filed as exhibits. See SEC Release No. 33-3406 (1951) (contracts need not be filed unless “the amount involved in the contract in

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proportion to the total assets and volume of business of the registrant and its subsidiaries, the duration of the contract and the party with whom contracted, are such as to make it of an extraordinary nature.” (emphasis added)). Substantial dependence, in this sense, would refer to contracts the loss of which would change the nature of the business of the Registrant in a manner that would exceed a material adverse effect. In other words, a contract must rise to the level of one that affects the Registrant’s basic business operations in a fundamental or structural way. Although this provision was revised in 1955 to substantially the current formulation, and slightly revised thereafter from time to time, the basic schematic of the distinction between material, non-ordinary course contracts and ordinary course contracts is retained to present date. As described in the “Risk Factors” section of the Registration Statement, the loss of any of the K-BOSSS, OMDAC-SWACA, LOGCAP and APS-5 Kuwait contracts would have a material adverse effect on the Registrant’s results of operations and cash flows. However, the Registrant does not believe that any such loss will affect the Registrant’s basic business in a fundamental or structural way.

Based on the analysis above, the Registrant respectfully submits that it would be incorrect to conclude that any of the aforementioned contracts rises to the level of a contract required to be filed under Item 602(b)(10)(ii) because it is of an “extraordinary nature,” or that it is a contract on which Registrant is “substantially dependent” or that it constitutes “the major part” of the Registrant’s business. In addition, consistent with the analysis set forth above, the Registrant does not believe the potential for a material adverse effect to occur with respect to the financial measures described above upon the loss of one of these contracts makes the Registrant’s business substantially dependent on any of the contracts in question. In the Registrant’s view, the “substantial dependence” standard set forth in Item 601(b)(10)(ii)(B) would require that the potential impact from the loss of a contract for which a business is substantially dependent be more fundamental to the business as a whole.

Exhibit 99.1 Information Statement

Questions and Answers About the Spin-Off, page 4 General

3.	Please consider adding a question & answer section regarding the executive officers and directors of MSCO following the spin-off.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 8.

Can Exelis decide to cancel the distribution of the MSCO common shares even if all the conditions have been met?, page 5

4.	Please disclose what notification, if any, you will provide stockholders should the board of directors of Exelis waive a material condition or amend, modify or abandon the spin-off.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 5 and 44.

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5.	Please revise to briefly state here, with more detail later in your document, any known potential circumstances under which the distribution would be abandoned.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 5 and 44.

How will fractional shares be treated in the spin-off?, page 6

6.	Please tell us whether the transfer agent is an affiliate of the company or Exelis. Please also confirm that the transfer agent will, in its sole discretion (that is, without influence by the company or Exelis), determine when, how, and through which broker-dealer to make its sales of fractional shares.

The Registrant advises the Staff that the transfer and distribution agent, Computershare Trust Company, N.A., is not an affiliate of the Company or Exelis Inc. and confirms that the transfer and distribution agent will determine in its sole discretion when, how, and through which broker-dealer to make its sales of fractional shares. The Registrant has updated its disclosure on page 39 accordingly.

Risk Factors, page 16

Risk Factors Relating to Our Business, page 16

We are dependent on the U.S. government’s presence and operations in Afghanistan for a material portion of our revenue, and the withdrawal of military personnel or suspension or removal of funding for security and training activities in the region by the U.S. government would have an adverse effect on our revenue prospects, page 16

7.	We note your disclosure that approximately 34% of your 2013 revenue was from services sold to the U.S. government for contracts based in Afghanistan. We also note your disclosure on page 59 that programs with contract activity in Afghanistan experienced declines of $112 million. Please consider expanding risk factor to quantify the percentage loss of revenues for 2013 attributed to contracts in Afghanistan versus prior years so that shareholders can have a better understanding of the magnitude of the risk.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 16.

8.	We note your disclosure on page 69 that you intended to broaden your customer base and expand your geographic footprint to help mitigate a reduction in revenue associated with decreased funding for programs in Afghanistan and decrease your dependence on the U.S. Army and Overseas Contingency Operations (OCO) funding. Please consider including a risk factor to address if you are unable to expand your customer base and geographic footprint.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 21.

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Risk Factors Relating to the Spin-Off, page 27

9.	Please disclose risks relating to the replacement of services in the event of termination of the Transition Services Agreement.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 32.

The Spin-Off, page 36

Manner of Effecting the Spin-Off, page 37

Distribution of Shares of Our Common Stock, page 38

10.	Please disclose how you calculated and determined the distribution amount.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 39.

U.S. Federal Income Tax Consequences of the Spin-Off, page 38

11.	Please tell us whether you expect to receive the tax opinion prior to the effectiveness of the registration statement. If not, please advise how you intend to notify your shareholders regarding this material aspect of the spin-off distribution, and whether the Board has any current intention to waive the tax opinion as a condition to the spin-off.

The Registrant advises the Staff that the tax opinion is expected to be delivered after the effectiveness of the Registration Statement and on or prior to the spin-off distribution. In the event that the Board of Directors of Exelis waives the tax opinion as a condition to the spin-off, Exelis intends to promptly issue a press release or other public announcement and file a Current Report on Form 8-K to report such event. The Registrant is not aware of any current intention of the Board of Directors of Exelis to waive the tax opinion as a condition to the spin-off.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

12.	We note your description of your transition services agreement and risk factors regarding becoming a stand-alone company. Please revise your MD&A to provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 56 through 57.

Discussion of Financial Results, page 59

13.	While the discussion of results of operations discusses intermediate effects of certain trends and events on your operations, the analysis generally does not discuss the reasons

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underlying those intermediate effects in sufficient detail for a reader to see the business through the eyes of management. For example:

•	Your discussions of significant changes in cost of revenue and operating income for both year-to-year comparisons cite operating efficiencies as a primary reason for improvements. Please discuss the specific nature of the operational efficiencies in each period discussed, how they affected reported results and any expected impact on future operations.

•	Your discussion also cites favorable non-recurring contract modifications. Please discuss these contract modifications, including the underlying reasons for the modifications, their impact on operations, the expected impact on future operations, and an analysis of any uncertainty regarding the modifications and their expected impact.

•	Please quantify the impact of multiple factors identified in your discussion, so an investor can understand the relative importance of the factors and to enhance understanding of the future impact.

These examples are not meant to be a comprehensive list and are merely representative of issues noted throughout your discussion. Please revise to expand the discussion of results of operations to quantify the impact of the events disclosed and to describe their underlying causes. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33- 8350.htm.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 60 through 62.

Critical Accounting Policies, Estimates and Judgments, page 63

14.	Your discussion of revenue recognition on page 64 duplicates the footnote disclosure. Please revise this section to provide analysis of your revenue recognition policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements and provides greater insight into the quality and variability of information regarding financial condition and operating performance. For example:

•	Your four largest contracts provided 67% of your revenue in 2013. For these significant contracts, please disclose when the contracts began and the current contract end dates, along with relevant information on expected option years.

•

It appears $38 million of operating income in 2013 resulted from a change in estimates underlying your percentage-of-completion accounting on long-term contracts. As this represents 29% of operating income for the period, please provide a discussion of the underlying

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reasons for the significant changes in estimates, including quantified information where available and useful for an investor’s understanding of contract performance, the impact on operations, and the potential impact on future operations.

•	Please provide disclosure and analysis to clarify the significance and impact of claims and unapproved change orders.

•	Please quantify the portion of revenue recognized under the percentage-of-completion method and other methods, as well as revenue earned from fixed price, T&M, and cost reimbursable contracts.

Please refer to SEC Release 33-8350 for additional guidance.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 65 through 67.

Management, page 78

Our Board of Directors, page 80

15.	Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusions that each person named should serve as a director. Refer to Item 401(e) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 80 and 82.

16.	Please clarify the extent to which, if any, Founders’ Grants and Transaction Success Fees were considered in setting each of the other elements of compensation you will pay. In addition, please clarify what additional responsibilities and duties were assumed by NEOs in connection with their one-time awards.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 110.

Change of Control Arrangements, page 125

Potential Post-Employment Compensation, page 127

17.	We note that the total compensation for Termination Not for Cause or With Good Reason After Change of Control with respect to Mr. Hunzeker is listed as $0. Please advise or revise the table to reflect the total amount of compensation Mr. Hunzeker would receive in the event of Termination Not for Cause or With Good Reason After Change of Control.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 129.

Transition Services Agreement, page 132

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18.	Please expand your disclosure to discuss all the material terms of the Transition Services agreement, including the specific services you expect to receive from Exelis, summary of payment terms, early termination provision, and any other material terms of this agreement.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 134.

*            *             *

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended. The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Caroline Gottschalk at 212-455-3523 or Arjun Koshal at 212-455-3379, with any questions or further comments you may have regarding the filing or if you wish to discuss the above responses.

*    *    *    *

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Terence O’Brien

Asia Timmons-Pierce

Patricia Do

Vectrus, Inc.

Kenneth W. Hunzeker

Matthew M. Klein

Michele L. Tyler